UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vertical Aerospace Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G9471C107
(CUSIP Number)

Benjamin Nutbeam
Level 4, 9 Pembridge Road, Notting Hill
+447802659250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	G9471C107	Page 2 of 7

1	NAMES OF REPORTING PERSONS STEPHEN FITZPATRICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,286,923
	8	SHARED VOTING POWER 5,200,000[1]
	9	SOLE DISPOSITIVE POWER 15,286,923
	10	SHARED DISPOSITIVE POWER 5,200,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,486,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.98%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Represents (i) 5,000,000 ordinary shares, par value $0.001 per share (“Ordinary Shares”), issuable to Imagination Aero Investment Ltd. (“Imagination Aero”) upon the exercise of outstanding warrants held by Imagination Aero (the “Warrants”) and (ii) 200,000 Ordinary Shares held by Imagination Aero. Stephen Fitzpatrick (“SF”) is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to Vertical Aerospace Ltd.’s (the “Issuer”) one-for-ten reverse stock split of the Ordinary Shares effected on September 20, 2024 (the “Reverse Split”).

[2]	The percentage used herein is calculated based on 22,324,924 Ordinary Shares outstanding as of June 30, 2024, as reported in Exhibit 99.3 to the Issuer’s Form 6-K filed on September 17, 2024, and giving effect to the Reverse Split, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants.

CUSIP NO.	G9471C107	Page 3 of 7

1	NAMES OF REPORTING PERSONS IMAGINATION AERO INVESTMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,200,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,200,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.03%[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Represents (i) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of outstanding Warrants and (ii) 200,000 Ordinary Shares held by Imagination Aero. SF is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to the Reverse Split.

[2]	The percentage used herein is calculated based on 22,324,924 Ordinary Shares outstanding as of June 30, 2024, as reported in Exhibit 99.3 to the Issuer’s Form 6-K filed on September 17, 2024, and giving effect to the Reverse Split, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants..

CUSIP NO.	G9471C107	Page 4 of 7

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2024 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), which relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Vertical Aerospace Ltd. (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

All share numbers reported in this Amendment give effect to the Issuer’s one-for-ten reverse stock split of its Ordinary Shares effected on September 20, 2024 (the “Reverse Split”). Information presented in the Original Schedule 13D does not give effect to the Reverse Split.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced below, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors (the “Board”), price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions (“Evaluation Factors”), the Reporting Persons may from time to time and at any time in the future determine (i) to acquire additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market, through private agreements or otherwise; (ii) to dispose of all or a portion of their Securities through public offerings or private transactions; (iii) to engage in any hedging or similar transactions with respect to the Securities; or (iv) to take any other available course of action.

From time to time, the Reporting Persons have taken action with respect to certain actions specified in the instructions to Item 4 of Schedule 13D, including:

•	On August 30, 2024, Stephen Fitzpatrick (“SF”), in his capacity as the holder of greater than 10.0% of the issued and outstanding Ordinary Shares of the Issuer, delivered to the Issuer a shareholders’ requisition requesting that an Extraordinary General Meeting (“EGM”) be convened for the sole purpose of considering a number of resolutions to amend the Issuer’s Amended and Restated Memorandum and Articles of Association (the “Articles”). Among other things, the amendments proposed to remove the requirement for any of the directors that SF is entitled to appoint under the Articles to be independent (subject to NYSE minimum independence requirements) and to introduce a right for shareholders of the Issuer holding a majority of the issued and outstanding Ordinary Shares to remove any director by written instruction. Additional details were set forth in the Circular to Shareholders Relating to an Extraordinary General Meeting that was filed as Exhibit 99.1 to the Issuer’s 6-K filed with the SEC on September 17, 2024, which is incorporated by reference herein. The amendment to the Articles became effective immediately upon its adoption by the Shareholders at the EGM, and a copy of the Third Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd., as amended, is attached as Exhibit 3.1 to the Issuer’s Form 6-K filed with the SEC on September 30, 2024.

CUSIP NO.	G9471C107	Page 5 of 7

•	SF proposed the appointment of Stephen Welch to serve as a director of the Issuer pursuant to SF’s director appointment rights set forth in the Issuer’s then-applicable amended and restated memorandum and articles of association. On September 20, 2024, upon recommendation of the Nominating and Corporate Governance Committee of the Issuer’s Board, the Board appointed Mr. Welch to serve as an independent, non-executive director of the Issuer, effective immediately.

•	On November 24, 2024, the Reporting Persons entered into a term sheet setting forth the terms of an agreement in principle (the “Agreement in Principle”) among the Issuer, the Reporting Persons, and the Issuer’s primary creditor and senior secured lender, Mudrick Capital Management L.P., to address the Issuer’s more immediate cash requirements and facilitate longer-term fund raising, as more fully described in the Issuer’s Form 6-K, furnished to the SEC on November 25, 2024. The Agreement in Principle is subject to implementation and execution of final transaction agreements documenting the terms of the Agreement in Principle, acceptable to the parties thereto, as well as all amendments to the Articles necessary to give effect to the transactions contemplated by the Agreement in Principle. The Agreement in Principle is not legally binding, with certain exceptions, including, among others, SF’s agreement to use his best efforts to (and to cause his affiliates to) enter into final transaction agreements documenting the terms of the Agreement in Principle. Among other matters, the Agreement in Principle contemplates that SF is to have the right to participate for $25 million of Ordinary Shares or equity-linked securities in the Issuer’s next funding round (the “First Equity Placement”) on the same economic terms as other investors in the First Equity Placement, or in the event SF elects not to participate in the First Equity Placement, a 12-month option to invest $25 million in Ordinary Shares at a strike price equal to the per share purchase price paid by investors in the First Equity Placement. The Agreement in Principle also provides that for so long as the Reporting Persons beneficially own more than 3% of the Ordinary Shares in issue, (i) SF will be entitled to remain on the Board and the board of directors of Vertical Aerospace Group Ltd. and (ii) SF shall retain a right to participate on a pro rata basis in future equity raises by the Issuer, subject to the above-mentioned 12-month option in respect of the First Equity Placement. For so long as SF remains on the Board or the board of directors of Vertical Aerospace Group Ltd., the Agreement in Principle contemplates that he shall have the right to appoint a representative for meetings of the Board or the board of directors of Vertical Aerospace Group Ltd. that he is unable to attend. In addition, all veto rights and reserved matters in favor of SF are to be removed pursuant to the Agreement in Principle, provided that the Issuer will be required to obtain SF’s consent prior to proposing any amendment to the Articles or the Issuer’s bylaws that, once adopted, will materially and adversely affect SF’s board rights, as contemplated by the Agreement in Principle. The Agreement in Principle also contemplates that SF and his affiliates will enter into a lock-up agreement with the Issuer for a period of time to be agreed in connection with the entry into definitive transaction documentation.

From time to time, the Reporting Persons intend to engage in discussions with the Board and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance (including the need for, and scope of, any special purpose committees of the Board), management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions and commercial arrangements in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons intends to communicate with other stockholders or third parties regarding the foregoing, including negotiating with such third parties regarding the terms of potential transactions or other proposals that may be presented to the Reporting Persons.

The parties to the Agreement in Principle agreed and acknowledged that all remaining obligations arising pursuant to the Investment Agreement have expired (including in respect of the second tranche $25 million funding commitment) and that such obligations shall be replaced by the Reporting Persons’ participation rights contemplated by the Agreement in Principle.

Further, with respect to SF’s rights pursuant to the Articles, as amended, and the SF Reserved Matters Letter Agreement, SF intends—in each case, subject to the Reporting Persons’ undertakings under the Agreement in Principle—to evaluate relevant matters and to determine whether or not to exercise any available rights, as SF determines appropriate.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently intend to take some or all of the Evaluation Factors into consideration.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

CUSIP NO.	G9471C107	Page 6 of 7

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Third Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd., as amended (incorporated by reference to Exhibit 3.1 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on September 30, 2024).

2	Term Sheet (Agreement in Principle) among Vertical Aerospace Ltd., Vertical Aerospace Group Limited, Mudrick Capital Management L.P., Imagination Aero Investment Ltd. and Stephen Fitzpatrick.

CUSIP NO.	G9471C107	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024

IMAGINATION AERO INVESTMENT LTD.

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Director

STEPHEN FITZPATRICK

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick